UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

HAEMONETICS CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts	001-14041	04-2882273
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

125 Summer Street, Boston, MA	02110
(Address of principal executive offices)	(Zip Code)

James C. D’Arecca Executive Vice President, Chief Financial Officer (781) 848-7100
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, Haemonetics Corporation (the “Company”) has filed this Form SD for the reporting period from January 1, 2024 to December 31, 2024.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at http://www.haemonetics.com/about-us/corporate-responsibility/conflict-minerals-statement. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

Item 3.01 of this Form SD is incorporated by reference into this Item 1.02.

SECTION 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report of Haemonetics Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAEMONETICS CORPORATION

Date: May 27, 2025	By:	/s/ James C. D’Arecca
	Name:	James C. D’Arecca
	Title:	Executive Vice President, Chief Financial Officer